Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Provides Corporate Update

     MISSISSAUGA, ON, Jan. 6 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today provided an update on corporate activities. Pursuant to a previously announced restructuring plan, Vasogen has been reviewing strategic alternatives for the purpose of enhancing shareholder value. This process has included screening, reviewing, and short-listing potential opportunities including the sale of the
Company, a merger or acquisition, and exploring the monetization of certain tangible and intangible assets. The process has also included a review of the potential out-licensing of assets, asset divestiture, or liquidation of the
Company. Vasogen also reported that during this process it has completed a number of initiatives to significantly reduce its base cash burn rate and conserve cash and completed its fiscal year end with over $8.5 million in cash resources.
     "While the strategic review process has taken longer than hoped, we continue to be intensely focused on bringing this process to a close,"
commented Chris Waddick, President and CEO of Vasogen. "Based on our current status, we anticipate being in a position to provide a further update to shareholders before the end of January."
     In October 2008, the NASDAQ Stock Market had suspended the enforcement of the rules requiring a minimum $1 closing price until January 20, 2009. Due to the "continued extraordinary market conditions" the NASDAQ has recently extended this suspension. Accordingly, the NASDAQ will not take action to delist any security, including Vasogen's shares, for a violation of the minimum bid price rule during the suspension, which now has been extended until April 20, 2009. Finally, effective December 31, 2008, Mr. Thomas Clarke has retired from Vasogen's Board of Directors.  The Company wishes to thank
Mr. Clarke for his services.

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to complete a sale, merger, acquisition, or other strategic alternative, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as "may", "will",
"should", "expects", "plans", "anticipates", "believes", "estimated",
"predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S.
securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the
"Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings, including our Management's Discussion and Analysis for the quarter ended
August 31, 2008. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Glenn Neumann, Investor Relations, 4 Robert
Speck Parkway, 15th Floor  Mississauga, ON L4Z 1S1, tel: (905) 817-2004, fax:
(905) 847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 10:06e 06-JAN-09